Exhibit 99.1

For Immediate Release

RRsat Reports Record Revenues for the Third Quarter 2013

Record Quarterly Revenue of $30.6 million, Up 7.3% Year-over-Year;
Acquisition of JCA in London Facilitates Expansion of Addressable Market

Airport City Business Park, Israel – November 12, 2013 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a leading provider of comprehensive digital content management and global content distribution services to the broadcasting industry, announced today financial results for the third quarter and nine months ended September 30, 2013.

Highlights

•	Record revenues of $30.6 million, up 7.3% year-over-year

•	Gross margin for the quarter was 24.5%, similar to Q3 2012

•	Non-GAAP net income per share was $0.12, similar to last year

•	Adjusted EBITDA was $5.0 million compared to $4.9 million last year

•	Year-to-date cash flow from operations was $13.2 million; $2.5 million in Q3

•	Board adopts new quarterly dividend policy: distribution of 50% of net profit,

•	Board announces a cash dividend of $0.03 per share, representing a dividend yield of 3.6%

•	Q4 Guidance: revenues in the range of $31.5 million to $33.5 million representing 7% to 14% year-over-year growth.

“This was another strong quarter for RRsat, with record revenue based on organic and inorganic growth,” commented Avi Cohen, CEO of RRsat. “Our strategy of getting closer to content will fuel our future growth as we become the partner of choice for managing and globally distributing this content for broadcasters. The acquisition of JCA in September gave us a stronger presence in Western Europe, particularly with the large concentration of content creators in London. Our Q3 results reflect only one month’s contribution from that acquisition, but our cash balance decreased by the $7.6 million resulting from the JCA acquisition. Already, this accretive and strategically important acquisition is helping us dialogue with higher-tier broadcasters, and we are increasingly confident we can grow this operation.”

“Since the acquisition of SM2 in November 2012, we have more than doubled our quarterly revenue from sports and live events,” continued Mr. Cohen. “As expected, this change in our revenue mix is driving incremental improvements in our gross margin and contributing to strong profitability and cash flow generation. We continue to invest for the future, including by the acquisition of JCA, short-term capital expenditures designed to increase the efficiency as well as to maintain the technological advantage of our service infrastructure, and an incremental $112,000 in sales and marketing to increase our presence in strategically important markets. We expect these investments, to result in incremental profitability and improved growth in 2014 and beyond, and our expansion into the United States and Western Europe has significantly expanded RRsat’s addressable market.”

Third Quarter 2013 Financial Results

Revenues in the third quarter of 2013 were a record $30.6 million an increase of 7.3% compared to $28.5 million in the third quarter of 2012 and up from $29.5 million in the second quarter of 2013. The revenue growth was due to a combination of organic growth, and one month of contribution from JCA, which was acquired September 3, 2013.

Gross profit in the third quarter of 2013 was $7.5 million, an increase of 7.2% compared to $7.0 million in the third quarter of 2012 and up from $7.4 million in the second quarter of 2013. The gross profit in the third quarter was impacted by $40,000 in expense related to foreign currency adjustments, $100,000 in depreciation related to the new play-out facility and $80,000 in non-recurring recuperation expense. Gross margin in the third quarter of 2013, inclusive of these factors, was 24.5%, unchanged from the third quarter of 2012 and slightly down compared to 24.9% in the second quarter of 2013.

The third quarter of 2013 included $0.9 million in non-recurring acquisition expenses related to the JCA transaction, in addition to the foreign currency impact described above. The third quarter also included an additional $112,000 in increased sales and marketing investments designed to expand the Company’s addressable market. The Company does not expect any acquisition expenses in the fourth quarter, and the initiative to consolidate facilities was completed in the third quarter.

Non-GAAP operating income, excluding non-cash stock based compensation, amortization of acquisition-related intangibles, acquisition related expenses and amortization of acquisition related prepaid compensation expenses but inclusive of foreign currency impact and increased investment in sales and marketing, was $2.7 million during the third quarter of 2013, compared to $2.7 million in the third quarter of 2012 and $2.5 million for the second quarter of 2013. Non-GAAP operating margin in the third quarter was 8.8% compared to 9.6% in the third quarter of 2012 and 8.6% in the second quarter of 2013.

GAAP operating income for the third quarter of 2013 was $1.5 million, inclusive of the investments and expenses described above, compared to $2.6 million in the third quarter of 2012 and compared to $2.4 million in the second quarter of 2013. GAAP operating margin in the third quarter of 2013 was 5.0% compared to 9.0% in the third quarter of 2012 and 8.1% in the second quarter of 2013.

Non-GAAP net income for the third quarter ended September 30, 2013 was $2.1 million, inclusive of the foreign currency impact and increased sales and marketing investments described above, essentially unchanged compared to $2.1 million in the third quarter of 2012 and compared to $1.9 million for the second quarter of 2013. Non-GAAP net income per share on a fully diluted basis was $0.12 for the third quarter of 2013, compared to $0.12 in the third quarter last year and compared to $0.11 in the second quarter of 2013.

GAAP net income for the third quarter of 2013 was $1.1 million, inclusive of the investments and expenses described above, compared to $2.4 million in the third quarter of 2012 and $1.7 million in the second quarter of 2013. GAAP net income per share on a fully diluted basis was $0.06 for the third quarter of 2013 compared to $0.14 in the third quarter of 2012 and $0.10 in the second quarter of 2013.

Adjusted EBITDA for the third quarter of 2013, inclusive of the foreign currency impact and increased sales and marketing investments described above, was $5.0 million compared to $4.9 million in the third quarter of 2012 and $4.6 million in the second quarter of 2013.

Cash, cash equivalents and marketable securities as of September 30, 2013 totaled $19.6 million compared with $26.4 million as of December 31, 2012. The change in cash position during the period was mainly attributable to the acquisition of JCA and the distribution of a cash dividend.

Backlog of signed agreements as of September 30, 2013 expected to be recognized as revenues during the next four quarters was $88 million, compared to $84 million at the end of the third quarter last year. Total backlog, which includes all signed agreements to provide all of the Company's broadcasting services and mobile satellite services, was approximately $197 million as of September 30, 2013, compared to $184 million at the end of the third quarter of 2012 and $205million at the end of the second quarter of 2013. Typically, larger, tier-1 and tier-2 customers prefer contracts of shorter duration, so the backlog beyond 24 months reflects a decrease in long-term agreements.

Fourth Quarter and Full Year 2013 Guidance

For the fourth quarter of 2013, management expects revenues in the range of $31.5 million to $33.5 million representing 7% to 14% year-over-year growth.

Management reiterated its expectation of full-year 2013 revenues in the range of $120 million to $125 million representing 6% to 10% year-over-year growth and gross margin for the year to improve over 2012. Given some level of seasonality associated with the revenue outside of the 24/7 services, management expects some level of variation in mix from quarter to quarter leading to some fluctuations in revenues and gross margin between quarters.

Year-to-Date 2013 Financial Results

Revenues for the nine months ended September 30, 2013 were $89.3 million compared to $84.0 million for the nine months ended September 30,  2012.

Gross profit for the nine months ended September 30, 2013 was $21.9 million compared to $19.8 million for the nine months ended September 30, 2012. Gross margin was 24.5% compared to 23.5% in 2012.

The first nine months of 2013 included approximately $5.0 million in capital expenditures related to the consolidation of two teleports at RRsat’s Israel headquarters and $0.9 million in non-recurring acquisition expenses related to the JCA transaction. The first nine months of 2013 also included an additional $1.7 million in increased sales and marketing investments designed to expand the Company’s addressable market.

Non-GAAP operating income, excluding non-cash stock based compensation, amortization of acquisition-related intangibles, acquisition related expenses and amortization of acquisition related prepaid compensation expenses but inclusive of foreign currency impact and increased investment in sales and marketing, was $7.8 million for the nine months compared to $7.4 million for the nine months ended September 30, 2012. Non-GAAP operating margin for the nine months was 8.7% versus 8.8% in 2012.

GAAP operating income, inclusive of the investments and expenses described above, was $6.2 million compared to $7.0 million in 2012. GAAP operating margin was 7.0% compared to 8.3% in 2012.

Non-GAAP net income, inclusive of the foreign currency impact and increased sales and marketing investments described above, was $5.9 million, an increase of 6.7% compared to $5.5 million in 2012. Non-GAAP net income per share on a fully diluted basis was $0.34 compared to $0.32 in 2012.

GAAP net income, inclusive of the investments and expenses described above, was $4.4 million compared to $5.9 million in 2012. GAAP net income per share on a fully diluted basis was $0.25 compared to $0.34 in 2012.

Adjusted EBITDA, inclusive of the foreign currency impact and increased sales and marketing investments described above, was $14.2 million, up 2.6% compared with $13.9 million in 2012.

New Dividend Policy and Quarterly Dividend

The Board of Directors has adopted a new dividend policy pursuant to which, subject to applicable law and the discretion of the Board of Directors from time to time, it shall distribute a dividend to the shareholders at the end of each calendar quarter equal to 50% of the net income recorded in the Company’s quarterly financial statements for the quarter. In accordance with the new policy, on November 11, 2013, the Board of Directors declared a cash dividend in the amount of $0.03 per ordinary share, and in the aggregate amount of approximately $550,000, representing 50% of the Company’s net income for the third quarter of 2013. The dividend will be payable on December 11, 2013 to all of the Company's shareholders of record at the end of the trading day on the NASDAQ on November 25, 2013.

Conference Call Information

The Company will conduct a conference call today, November 12, 2013 at 9 a.m. ET (4 p.m. Israel time). On the call, Mr. Avi Cohen, Chief Executive Officer and Mr. Shmulik Koren, Chief Financial Officer will review and discuss the results and will be available to answer investor questions.

Call time: 9 a.m. Eastern Time; 4 p.m. Israel Time

•	Dial-in number from within the United States: 1-877-941-1427

•	Dial-in number from Israel: 1-809-21-4368

•	Dial-in number from the UK: 0800-358-5279

•	Dial-in number (other international): 1-480-629-9664

•	Playback, available until November 19, 2013 by calling 1-877-870-5176 (United State) or 1-858-384-5517 (international). Please use pin number 4646464 for the replay.

•	A live webcast is accessible at http://public.viavid.com/index.php?id=106502.

Use of Non-GAAP Financial Measures
In addition to reporting results in accordance with generally accepted accounting principles, or GAAP, RRsat has also included in this press release non-GAAP measurements of net income, operating income, operating margin, fully diluted net income per share and adjusted EBITDA. RRsat believes that these non-GAAP financial measures are principal indicators of the operating and financial performance of its business. We have provided these non-GAAP measurements to help investors better understand our core operating performance and enhance comparisons of core operating performance from period to period.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: non-cash stock based compensation, amortization of acquisition-related intangibles, acquisition-related expenses, amortization of acquisition related prepaid compensation expenses, non-cash income (loss) reflecting changes in the fair value of embedded currency conversion derivatives resulting from the application of FASB ASC Topic 815 and the resulting income tax (increase) decrease of the above items.

Adjusted EBITDA is calculated by adding to operating income, non-cash equity-based compensation charge, depreciation and amortization and amortization of acquisition related prepaid compensation expenses.

Management uses these non-GAAP financial measures to assess its operational performance, for financial and operational decision-making, and as a means to evaluate period-to-period comparisons on a consistent basis. Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance by excluding certain non-cash expenses that are not directly attributable to its core operating results.

The non-GAAP measurements are intended only as a supplement to the comparable GAAP measurements and the company compensates for the limitations inherent in the use of non-GAAP measurements by using GAAP measures in conjunction with the non-GAAP measurements. As a result, investors should consider these non- GAAP measurements in addition to, and not in substitution for, or as superior to, measurements of financial performance prepared in accordance with GAAP.

The Company expects to continue reporting non-GAAP financial measures, adjusting for the items described above, and the Company expects to continue to incur expenses similar to the non-GAAP adjustments described above. Accordingly, the exclusion of these and other similar items in the presentation of non-GAAP financial measures should not be construed as an inference that these costs are unusual, infrequent or non- recurring. Moreover, because not all companies use identical measures and calculations, the presentation of non-GAAP measurements of net income, operating income, operating margin and fully diluted net income per share and adjusted EBITDA may not be comparable to other similarly titled measures of other companies. These limitations are compensated for by using non-GAAP measures and adjusted EBITDA in conjunction with traditional GAAP financial measures.

Reconciliations of the non-GAAP measures (non-GAAP net income, non-GAAP operating income and adjusted EBITDA) to the most comparable GAAP measures (net income and operating income respectively), are provided in the schedules attached to this release.

Safe Harbor Statement
This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) guidance for revenue and margins for the third quarter of 2013 and guidance for full year 2013 revenues or any future periods; (ii) our expectations and ability to strengthen our offering and capabilities in order to allow us to accelerate our growth; (iii) our expectations to generate higher margins from our sports and events business compared to our other businesses ; (iv) our expectation that our sports and events business will be a major contributor to our growth and that the demand for this type of content will continue to increase globally; (v) our expectation and ability to further improve our margins over time by changing our product mix, coupled with more value-added services and better utilization of our infrastructure; (vi) our ability to continue to experience strong interest in our services, leading to new customer wins for our digital media broadcasting services and to report future successes; (vii) our expectation that our backlog will materialize into revenue on the projected timeline and (viii) our ability to continue to benefit from a strong business model, featuring a notable percentage of recurring revenues, long-term contracts, high renewal rate, a multi-year backlog, and strong free cash flow. These forward- looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2012 and our Current Reports on Form 6-K.

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, end-to-end content management and distribution services to the rapidly expanding television and radio broadcasting industries covering more than 150 countries. Through its RRsat Global Network, composed of satellite and terrestrial fiber optic capacity and the public Internet, RRsat provides high-quality and flexible global distribution services 24/7 to more than 630 channels reaching multiplatform operators, Internet TV and direct-to-home viewers worldwide and also offers occasional use services for sports, news and events with a fleet of flyaways and over 10 transportable satellite news gathering services (SNG) units. More than 130 television and radio channels use RRsat’s advanced production and playout centers comprising comprehensive media asset management services. Visit the company's website www.rrsat.com.

Company Contact:	Investor Contacts:
Shmulik Koren, CFO	Hayden/ MS - IR
Tel: +972 3 928 0777	Brett Maas/ Miri Segal-Scharia
Email: investors@rrsat.com	Tel: 646-536-7331/ 917-607-8654
brett@haydenir.com/ msegal@ms-ir.com

RRsat Global Communications Network Ltd. and its subsidiaries

Interim Condensed Consolidated Statements of Operations

In thousands, except share data

	Three months ended		Nine months ended
	September 30	September 30	September 30	September 30
	2013	2012	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues	$30,575	$28,508	$89,318	$84,035

Cost of revenues	23,087	21,524	67,416	64,250

Gross profit	7,488	6,984	21,902	19,785

Operating expenses

Sales and marketing	2,410	1,922	6,940	5,269

General and administrative	3,546	2,494	8,745	7,519

Total operating expenses	5,956	4,416	15,685	12,788

Operating income	1,532	2,568	6,217	6,997

Financial income
(expenses), net	(57)	822	(326)	1,202

Income before taxes on
income	1,475	3,390	5,891	8,199

Income taxes	374	(946)	1,486	2,337

Net income	$1,101	$2,444	$4,405	$5,862

Basic and diluted income per ordinary share	0.06	0.14	0.25	0.34

Weighted average number
of ordinary share used to
compute basic income per
ordinary share	17,346,561	17,346,561	17,346,561	17,346,561

Weighted average number
of Ordinary share used to
compute diluted income
per ordinary share	17,630,824	17,346,561	17,625,722	17,346,561

RRsat Global Communications Network Ltd. and its Subsidiaries

Interim Condensed Consolidated Statements of Operations

In thousands, except share data

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Reconciliation of GAAP Income to Non-GAAP Net Income:
GAAP Net income	$1,101	$2,444	$4,405	$5,862
Adjustments to reconcile GAAP net income
to non-GAAP net income:
Non-cash equity-based compensation charge	144	101	424	189
Amortization of acquisition related intangible	124	41	235	138
Changes in fair value of currency conversion derivatives	42	(611)	150	(923)
Acquisition related expenses	900	-	900	-
Amortization of acquisition related prepaid
compensation expenses	42	-	126	-
Income tax effect of non-GAAP adjustments	(284)	152	(377)	231

Non-GAAP net income	$2,069	$2,127	$5,863	$5,497

Non-GAAP net income per diluted share	$0.12	$0.12	$0.34	$0.32

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Reconciliation of GAAP Operating Income
to non GAAP operating income:
Operating income	$1,532	$2,568	$6,217	$6,997
Adjustments to reconcile GAAP operating
income to non-GAAP operating income:
Non-cash equity-based compensation charge	144	101	424	189
Amortization of acquisition related intangible	124	54	235	184
Acquisition related expenses	900	-	900	-
Cost of sales related changes in fair value of
embedded currency conversion derivatives	(48)	-	(124)	-
Amortization of acquisition related prepaid
compensation expenses	42	-	126	-

	$2,694	$2,723	$7,778	$7,370

RRsat Global Communications Network Ltd. and its subsidiaries

Interim Condensed Consolidated Statement of Operations

In thousands, except share data

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Reconciliation of GAAP Operating Income to adjusted EBITDA:

Operating income	$1,532	$2,568	$6,217	$6,997
Adjustments to reconcile GAAP operating
income to Adjusted EBITDA:
Non-cash equity-based compensation charge	144	101	424	189
Depreciation and amortization	2,390	2,241	6,684	6,677
Acquisition related expenses	900	-	900	-
Cost of sales related changes in fair value of
embedded currency conversion derivatives	(48)	-	(124)	-
Amortization of acquisition related prepaid
compensation expenses	42	-	126	-

Adjusted EBITDA	$4,960	$4,907	$14,227	$13,863

RRSat Global Communications Network Ltd. and its subsidiaries

Interim Condensed Consolidated Balance Sheets

In thousands, except share data
	September 30	December 31
	2013	2012
	(unaudited)	(audited)
Current assets
Cash and cash equivalents	$10,426	$12,133
Marketable securities and short term investments	9,197	14,224
Trade receivable,(net of provision for doubtful accounts
of $9,107and $7,580 as of September 30, 2013 and
December 31,
2012, respectively)	22,275	20,898
Other receivable	1,797	1,054
Deferred taxes	2,634	2,146
Prepaid expenses	2,152	2,445

Total current assets	48,481	52,900

Long-term prepaid expenses	2,981	2,924
Long-term land lease prepaid expenses	7,493	7,563

Assets held for employee severance payments	2,045	1,845

Fixed assets, net	46,182	42,671
Goodwill and other intangible assets, net	18,256	5,364

Total assets	$125,438	$113,267
=

RRSat Global Communications Network Ltd. and its subsidiaries

Interim Condensed Consolidated Balance Sheets (cont’d)

	September 30	December 31
	2013	2012
	(unaudited)	(audited)
Liabilities and shareholders’ equity

Current liabilities
Account payable:
Trade	$14,358	$9,816
Other	6,292	5,322
Deferred income	7,689	9,398

Total current liabilities	28,339	24,536

Long-term liabilities
Deferred income	7,209	6,257
Liability in respect of employee severance payments and others	2,543	2,323
Contingent consideration in respect of acquisition	4,609	-
Deferred taxes	4,136	2,200

Total long-term liabilities	18,497	10,780

Total liabilities	46,836	35,316

Shareholders’ equity
Share capital
Ordinary share NIS 0.01 par value each (20,000,000
authorized as of September 30, 2013 and December 31,
2012, 17,346,561 shares issued and fully paid as of
September 30, 2013 and December 31, 2012)	40	40
Additional paid in capital	53,736	53,312
Retained earnings	24,126	24,231
Accumulated other comprehensive gain	700	368

Total shareholders’ equity	$78,602	$77,951

Total liabilities and shareholders’ equity	$125,438	$113,267

RRSat Global Communications Network Ltd. and its subsidiaries

Interim Condensed Consolidated Statements of Cash Flows

In thousands, except share data

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flows from operating activities
Net income	$1,101	$2,444	$4,405	$5,862
Adjustments required to reconcile net income to net cash provided by operating activities

Depreciation and amortization	2,390	2,241	6,684	6,677
Non cash stock-based compensation
expenses	144	101	424	189
Provision for doubtful account	453	733	1,527	2,278
Deferred taxes	(145)	120	(120)	264
Discount accretion and premium
amortization of available-for-sale
securities, net	(48)	(98)	(184)	(321)
Income (loss) on sales of available-for-
sale securities	(11)	4	(62)	4
Changes in liability for employee
severance payments, net	(43)	2	(68)	74
Changes in fair value of derivatives	(46)	(611)	62	(923)
Profit (loss) from trading securities, net	(7)	(9)	(6)	(64)

Changes in assets and liabilities:

Decrease (increase) in account receivable
- trade	(302)	(1,251)	(1,693)	(2,202)
Decrease (increase) in account receivable
- other	1	161	(418)	213
Decrease (increase) in prepaid expenses	579	66	410	(622)
Decrease (increase) in long-term prepaid
expenses	11	(75)	(90)	113
Increase (decrease) in account payables	878	2,184	3,075	1,847
Increase (decrease) in deferred income	(2,507)	(573)	(756)	(285)

Net cash provided by operating activities	2,448	5,439	13,190	13,104

RRSat Global Communications Network Ltd. and its subsidiaries

Interim Condensed Consolidated Statements of Cash Flows (cont’d)

In thousands, except share data

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flows from investing activities
Investment in fixed assets	(1,420)	(1,308)	(7,996)	(4,485)
Business combination	(7,563)	-	(7,563)	-
Investment in long term prepaid
expenses	-	(1)	-	(15)
Decrease (increase) in short-term
investments, net	(161)	-	1,178	-
Investments in securities available-for-sale	(1,655)	(205)	(3,912)	(3,513)
Decrease in trading securities, net	(221)	-	(221)	1,512
Proceeds from sale of fixed assets	-	-	-	8
Proceeds from securities available- for -sale	3,689	1,578	8,086	6,291
Net cash from (used in) investing
activities	(7,331)	64	(10,428)	(202)

Cash flows from financing activities
Dividend paid	(1,735)	(1,735)	(4,510)	(5,725)
Net cash used in financing activities	(1,735)	(1,735)	(4,510)	(5,725)

Effect of translation adjustment	41	-	41	-

Increase (decrease) in cash and cash
equivalents	(6,577)	3,768	(1,707)	7,177
Balance of cash and cash equivalents
at beginning of period	17,003	17,852	12,133	14,443

Balance of cash and cash equivalents
at end of period	10,426	21,620	10,426	21,620